November 18, 2024

John Rogers
Chief Financial Officer
SMITH & NEPHEW PLC
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

       Re: SMITH & NEPHEW PLC
           Form 20-F filed March 11, 2024
           Response filed November 8, 2024
           File No. 001-14978
Dear John Rogers:

        We have reviewed your November 8, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
11, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Note 2 Business segment information, page 180

1. We note your response to prior comment 2. Please more fully explain your statement that "...aggregating these operating segments into a single operating segment (which is itself also a reportable segment) is acceptable because such presentation most properly reflects its operations and because separate reporting of such segment information
       would not significantly enhance an investor   s understanding of the
Company   s
       business, financial position and operating results." Ensure your response addresses the following:
           We note that the internal reorganization in 2023 resulted in the appointment of separate Presidents for Sports Medicine and ENT while previously
Sports
           Medicine and ENT were led by one individual. Explain your reasons for the reorganization. In light of this reorganization, explain why you believe the
 November 18, 2024
Page 2

           aggregation of these operating segments reflects your current operations.
             To support your belief that the Sports Medicine and ENT operating segments are economically similar and that separate reporting would not significantly enhance
           an investor   s understanding of the Company   s business, financial
position and
           operating results, please supplementally provide us with revenues from external customers, segment profit and gross profit for Sports Medicine and ENT for the last 5 fiscal years. Your response should address any discrepancies in the trends depicted.
Note 17 Provisions and contingences, page 211

2. We note your response to prior comment 7 and have the following additional comments:
           With regard to the Operations and Commercial Excellence programme (programme), please provide additional information regarding how you reorganised your supply chain and selling model. Quantify the number of
          manufacturing sites closed and remaining number of manufacturing sites. Identify the markets that underwent the reorganisation of your selling model and indicate how large those markets were in comparison to your total total market.
           With regard to the 12-Point Plan (the plan), please provide us with the underlying activities performed to fix Orthopaedics, improve productivity and accelerate growth.
           With reference to this expanded information, more fully address, for both the programme and plan, how these activities fall within the events identified in IAS
          37.10 and IAS 37.70 such that they meet the definition of a restructuring.
           Separately present the costs presented in your response for the programme and plan.
           Please provide us with additional information, for both the programme and plan, regarding the specific activities or events underlying the business advisory services, integration and dual running and contractual terminations. Address whether these were internal or external costs.

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services